UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

(Check One): /X/ FORM 10-KSB / / FORM 20-F / / FORM 11-K / /
FORM 10-Q / / FORM N-SAR

For Period Ended:   October 31, 1996


/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:


     Read Instruction (on back page) Before Preparing Form.
     Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


               PART I_ REGISTRANT INFORMATION

Full Name of Registrant: All American Food Group, Inc.


Former Name if Applicable:    N/A


Address of Principal Executive Office (Street and Number)

                    9 Law Drive


City, State and Zip Code:     Fairfield, New Jersey 07006

              PART II_ RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a)  The reasons described in reasonable detail in Part
     III of this form could not be eliminated without unreasonable effort or expense;

/X/  (b)   The  subject  annual report, semi-annual  report,
     transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                     PART III_NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on December 11, 1996 (the "Effective Date"), upon the simultaneous effectiveness of its Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, covering the initial public offering of its common stock, and its Registration Statement on Form 10-SB under the Exchange Act. Inasmuch as the Effective Date occurred substantially after the close of the Registrant's fiscal year on October 31, 1996 and the Registrant received proceeds of its initial public offering only on December 17, 1996, the Registrant had insufficient personnel and financial resources to prepare and file its initial Annual Report on Form 10-KSB during the prescribed period ending January 29, 1997, without both unreasonable effort and expense.

                  PART IV_OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Chris R. Decker           (201)           244-9336

     (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                       /X/Yes  / /No

     In this regard, please note that the Registrant became subject to the reporting requirements of the Exchange Act on December 11, 1996 and that, therefore, the Report on Form 10-KSB that is the subject of this Notification constitutes the first periodic report required to be filed by the Registrant thereunder.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       / /Yes  /X/No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                All American Food Group, Inc.

        (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 28, 1997     By: /s/ Chris Decker

                                Chris Decker
                                Executive Vice President
                                and Chief Financial and
                                Administrative Officer


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